                                                                      424B1
                                                                      333-35363
PROSPECTUS

                               52,218,844 SHARES
 (FIRST UNION LOGO APPEARS HERE)
                            FIRST UNION CORPORATION

                                  COMMON STOCK

OF THE 52,218,844 SHARES (AS HEREINAFTER DEFINED) OF COMMON STOCK (AS HEREINAFTER DEFINED) BEING OFFERED HEREBY, 7,500,000 SHARES ARE BEING SOLD BY
  THE CORPORATION (AS HEREINAFTER DEFINED) AND 44,718,844 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDER (AS HEREINAFTER DEFINED). SEE "SELLING
    STOCKHOLDER". THE CORPORATION WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF COMMON STOCK BY THE SELLING STOCKHOLDER. OF THE
     52,218,844 SHARES OF COMMON STOCK BEING OFFERED HEREBY, 41,775,075 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA
       BY THE U.S. UNDERWRITERS (AS HEREINAFTER DEFINED) AND 10,443,769 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS (AS HEREINAFTER
         DEFINED). SEE "UNDERWRITERS". THE COMMON STOCK IS LISTED ON
         THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER THE SYMBOL
          "FTU". ON SEPTEMBER 18, 1997, THE REPORTED LAST SALES PRICE
          OF THE COMMON STOCK ON THE               NYSE COMPOSITE
              TAPE (AS HEREINAFTER DEFINED) WAS $48 3/8 PER SHARE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                             CRIMINAL OFFENSE.

                             PRICE $48 3/8 A SHARE

                                                                UNDERWRITING
                                          PRICE                 DISCOUNTS AND                     PROCEEDS TO
                                        TO PUBLIC             COMMISSIONS ( 1 )                CORPORATION ( 2 )
PER SHARE.........................       $48.375                    $.700                           $47.675
TOTAL.............................   $2,526,086,579              $36,553,191                     $357,562,500


                                    PROCEEDS TO SELLING
                                        STOCKHOLDER
PER SHARE.........................        $47.675
TOTAL.............................    $2,131,970,888

(1) THE CORPORATION AND THE SELLING STOCKHOLDER HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). SEE "UNDERWRITERS".

(2) BEFORE DEDUCTING ANY EXPENSES PAYABLE BY THE CORPORATION, IF ANY. SEE "UNDERWRITERS".

    THE SHARES OF COMMON STOCK ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS, AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO THE RECEIPT OF AN OPINION FROM COUNSEL FOR THE UNDERWRITERS AS TO THE VALIDITY OF THE SHARES OFFERED BY THE CORPORATION. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT SEPTEMBER 23, 1997, AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                           JOINT GLOBAL COORDINATORS

SANTANDER INVESTMENT SECURITIES    MORGAN STANLEY DEAN WITTER   GOLDMAN, SACHS &
                                      CO.

MORGAN STANLEY DEAN WITTER
                 GOLDMAN, SACHS & CO.
                                  SANTANDER INVESTMENT SECURITIES
                                                   UBS SECURITIES
                                                                   WHEAT FIRST
BUTCHER SINGER

SEPTEMBER 18, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH COMMON STOCK IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE CORPORATION, BY THE SELLING STOCKHOLDER OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE CORPORATION, THE SELLING STOCKHOLDER AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.

     THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THE OFFERING OF THE SHARES NOR HAS SUCH COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                        PAGE
Cautionary Statement Concerning Forward-Looking
  Statements.........................................     2
Available Information................................     3
Incorporation of Certain Documents
  by Reference.......................................     3
Prospectus Summary...................................     4
The Corporation......................................     5
Use of Proceeds......................................     7
Dividends and Price Range of Common Stock............     7
Capitalization.......................................     8
Selected Financial Data..............................     9


                                                        PAGE
Certain Regulatory Considerations....................    11
Description of Common Stock..........................    14
Selling Stockholder..................................    17
Underwriters.........................................    18
Certain United States Tax Consequences to Non-U.S.
  Holders of Common Stock............................    21
Validity of Shares of Common Stock...................    22
Experts..............................................    23

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS".

           CAUTIONARY STATEMENT CONCERNING FOWARD-LOOKING STATEMENTS

     Certain statements contained in documents incorporated by reference in this Prospectus under "Prospectus Summary", "The Corporation", and "Use of Proceeds", including, without limitation, those concerning the Corporation's strategy and the Corporation's expansion plans, contain certain forward-looking statements concerning the Corporation's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed herein under "Certain Regulatory Considerations", in the Corporation's 1997 Second Quarter Report on Form 10-Q and in the Corporation's Current Reports on Form 8-K dated July 21, 1997, and August 20, 1997.

                             AVAILABLE INFORMATION

     The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Corporation can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, proxy statements and other information is also available from the Commission over the Internet at http://www.sec.gov. The Common Stock is listed and traded on the NYSE. Reports, proxy statements and other information relating to the Corporation can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3, of which this Prospectus is a part, and the exhibits th ereto (together with any amendments or supplements thereto, the "Registration Statement"), which has been filed by the Corporation with the Commission under the Securities Act, certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made for further information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Corporation with the Commission (File No. 1-10000) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:

     (i) the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996;

     (ii) the Corporation's Quarterly Reports on Form 10-Q for the periods ended March 31, 1997, and June 30, 1997; and

     (iii) the Corporation's Current Reports on Form 8-K dated January 13, 1997, July 21, 1997, and August 20, 1997.

     All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Shares are hereby incorporated by reference into this Prospectus and shall be deemed a part hereof from the date of filing of such documents.

     Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of the Registration Statement, this Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus or any supplement hereto.

     THIS PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. A COPY OF SUCH DOCUMENTS IS AVAILABLE WITHOUT CHARGE (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO: FIRST UNION CORPORATION, INVESTOR RELATIONS, ONE FIRST UNION CENTER, CHARLOTTE, NORTH CAROLINA 28288-0206 (TELEPHONE NUMBER: (704) 374-6782).

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, REFERENCES IN THIS PROSPECTUS TO THE "CORPORATION" AND "SELLING STOCKHOLDER" REFER TO SUCH ORGANIZATIONS RESPECTIVELY, AND UNLESS THE CONTEXT OTHERWISE REQUIRES, TO THEIR RESPECTIVE CONSOLIDATED SUBSIDIARIES.

                                THE CORPORATION

     First Union Corporation (the "Corporation") is a North Carolina-based, multi-bank holding company subject to the Bank Holding Company Act of 1956, as amended, and the rules and regulations promulgated thereunder (the "BHCA"). Through its full-service banking subsidiaries the Corporation provides a wide range of commercial and retail banking services and trust services in North Carolina, Florida, South Carolina, Georgia, Tennessee, Virginia, Maryland, Delaware, Pennsylvania, New Jersey, New York, Connecticut and Washington, D.C. The Corporation also provides various other financial services, including mortgage banking, home equity lending, credit cards, leasing, investment banking, insurance and securities brokerage services, through other subsidiaries. As of June 30, 1997, and for the six months then ended, the Corporation reported assets of $142.9 billion, net loans of $96.4 billion, deposits of $92.9 billion, stockholders' equity of $10.0 billion and net income applicable to common stockholders of $956 million, and as of such date the Corporation operated in 38 states, Washington, D.C. and six foreign countries. The Corporation is the sixth largest bank holding company in the United States, based on assets at June 30, 1997. The principal executive offices of the Corporation are located at One First Union Center, Charlotte, North Carolina 28288-0013, and its telephone number is (704) 374-6565. See "The Corporation".

                              SELLING STOCKHOLDER

     FFB Participacoes e Servicos, Sociedade Unipessoal, S.A. (the "Selling Stockholder") is a company organized under the laws of Portugal. The Selling Stockholder acquired the Shares of Common Stock offered by it hereunder upon the Corporation's acquisition of FFB (as hereinafter defined) on January 1, 1996. See "Selling Stockholder".

                                  THE OFFERING

     The offering hereby of 41,775,075 Shares of Common Stock, par value
$3.33 1/3 per share, of the Corporation (the "Common Stock") in the United States and Canada (the "U.S. Offering") and the concurrent offering of 10,443,769 Shares of Common Stock outside of the United States and Canada (the "International Offering") are collectively referred to as the "Offering." The closing of each of the U.S. Offering and the International Offering is conditioned upon the closing of the other.

Common Stock offered by the Corporation:
  U.S. Offering.......................................  6,000,000 shares
  International Offering..............................  1,500,000 shares
          Total.......................................  7,500,000 shares
Common Stock offered by the Selling Stockholder:
  U.S. Offering.......................................  35,775,075 shares
  International Offering..............................  8,943,769 shares
          Total.......................................  44,718,844 shares
Total Offering........................................  52,218,844 shares
Common Stock outstanding after the Offering...........  567,969,397 shares(1)
Use of proceeds.......................................  The Corporation will not receive any proceeds from the sale of the
                                                        Shares of Common Stock owned by the Selling Stockholder. The net proceeds to the Corporation from the sale of Shares being sold by it in the Offering will be used for general corporate purposes. See "Use of Proceeds".
NYSE symbol...........................................  FTU

     (1) Based upon the number of shares of Common Stock outstanding as of August 31, 1997, plus the number of Shares of Common Stock offered by the Corporation in the Offering.

                                THE CORPORATION

GENERAL

     Financial and other information relating to the Corporation, including information relating to the Corporation's directors and executive officers, is set forth in the Corporation's 1996 Annual Report on Form 10-K, 1997 Annual Meeting Proxy Statement, 1997 Quarterly Reports on Form 10-Q, 1997 Current Reports on Form 8-K, and such other documents filed by the Corporation under the Exchange Act subsequent to the date hereof as specified under "Incorporation of Certain Documents by Reference", copies of which may be obtained from the Corporation as indicated under "Available Information".

HISTORY AND BUSINESS

     The Corporation was incorporated under the laws of North Carolina in 1967 and is registered as a bank holding company under the BHCA. Pursuant to a corporate reorganization in 1968, First Union National Bank, based in Charlotte, North Carolina ("FUNB-NC"), and First Union Mortgage Corporation, a mortgage banking firm acquired by FUNB-NC in 1964, became subsidiaries of the Corporation.

     In addition to North Carolina, the Corporation's full-service banking subsidiaries also operate in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, Pennsylvania, South Carolina, Tennessee, Virginia and Washington, D.C. In addition to providing a wide range of commercial and retail banking and trust services through its full-service banking subsidiaries, the Corporation also provides various other financial services, including mortgage banking, home equity lending, credit cards, leasing, investment banking, insurance and securities brokerage services through other subsidiaries.

     Since the 1985 Supreme Court decision upholding regional interstate banking legislation, the Corporation has concentrated its efforts on building a large, regional banking organization in what it perceives to be some of the better banking markets in the eastern region of the United States. Since November 1985, the Corporation has completed 72 banking-related acquisitions and has pending three acquisitions, including the more significant acquisitions (I.E., acquisitions involving the acquisition of $3.0 billion or more in assets or deposits) set forth in the following table.

                                                                                          CONSIDERATION/
                                                                     ASSETS/                ACCOUNTING
NAME                                            HEADQUARTERS     DEPOSITS (1)(2)            TREATMENT            COMPLETION DATE
Atlantic Bancorporation.....................   Florida            $  3.8 billion    common stock/pooling         November 1985
Northwestern Financial Corporation..........   North Carolina        3.0 billion    common stock/pooling         December 1985
First Railroad & Banking Company of
  Georgia...................................   Georgia               3.7 billion    common stock/pooling         November 1986
Florida National Banks of Florida, Inc......   Florida               7.9 billion    cash and preferred
                                                                                      stock/purchase             January 1990
Southeast Banking Corporation subsidiary
  banks ("Southeast").......................   Florida               9.9 billion    cash, notes and preferred
                                                                                      stock/purchase             September 1991
Resolution Trust Corporation ("RTC")
  acquisitions..............................   Florida,
                                               Georgia,
                                               Virginia              5.3 billion    cash/purchase                1991-1994
Dominion Bankshares Corporation.............   Virginia              8.9 billion    common and preferred
                                                                                      stock/pooling              March 1993
Georgia Federal Bank, FSB...................   Georgia               4.0 billion    cash/purchase                June 1993
First American Metro Corp...................   Virginia              4.6 billion    cash/purchase                June 1993
American Savings of Florida, F.S.B..........   Florida               3.6 billion    common stock/purchase        July 1995
First Fidelity Bancorporation ("FFB").......   New Jersey           35.3 billion    common and preferred
                                                                                      stock/pooling              January 1996
Center Financial Corporation................   Connecticut           4.0 billion    common stock/purchase        November 1996
Signet Banking Corporation ("Signet").......   Virginia           $ 11.9 billion    common stock/pooling         pending

(1) The dollar amounts indicated represent the assets of the related organization as of the last reporting period prior to acquisition, except for (i) the dollar amount relating to RTC acquisitions, which represents savings and loan deposits acquired from the RTC, and (ii) the dollar amount relating to Southeast, which represents assets of the two banking subsidiaries of Southeast Banking Corporation acquired from the Federal Deposit Insurance Corporation ("FDIC").

(2) In addition, the Corporation acquired (i) Lieber & Company, a mutual fund advisory company with approximately $3.4 billion in assets under management, in June 1994, and (ii) Keystone Investments, Inc., a mutual fund advisory company with approximately $11.6 billion in assets under management, in December 1996. The consideration paid by the Corporation in each acquisition was Common Stock. The Lieber & Company acquisition was accounted for as a pooling of interests, and the Keystone Investments, Inc. acquisition was accounted for as a purchase.

     The Corporation is continually evaluating acquisition opportunities and frequently conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities can be expected. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of the Corporation's book value and net income per common share may occur in connection with future transactions.

RECENT DEVELOPMENTS

  SIGNET BANKING CORPORATION

     On July 21, 1997, the Corporation entered into an agreement to acquire Signet. As of and for the six months ended June 30, 1997, Signet had total assets of $11.9 billion, net loans of $6.3 billion, deposits of $8.1 billion, stockholders' equity of $936 million and net income of $31 million, and as of such date, Signet operated in Virginia, Washington, D.C., and Maryland. The acquisition agreement provides for the issuance of 1.10 shares of Common Stock for each share of Signet common stock. As of June 30, 1997, Signet had 60.4 million shares of common stock outstanding. The transaction is subject to Signet stockholder approval and regulatory approvals and other conditions of closing. The Corporation is selling shares of Common Stock in the Offering in order for the Signet acquisition to qualify for pooling of interests accounting treatment. Additional information with respect to the proposed acquisition of Signet is set forth in the Corporation's Current Report on Form 8-K dated July 21, 1997. See "Incorporation of Certain Documents by Reference".

  COVENANT BANCORP, INC.

     On August 4, 1997, the Corporation entered into an agreement to acquire Covenant Bancorp. Inc. ("Covenant"), a bank holding company based in Haddonfield, New Jersey, which had assets of $454 million at June 30, 1997. The acquisition agreement provides for the issuance of .3813 shares of Common Stock for each share of Covenant common stock. Two issues of Covenant convertible preferred stock also would be exchanged for Common Stock. The transaction, which is subject to Covenant stockholder approval and regulatory approvals and other conditions of closing, will be accounted for as a purchase. The Corporation expects to issue approximately 1.7 million shares of Common Stock in the Covenant acquisition. The Corporation has repurchased 1.65 million shares of Common Stock in the open market in connection with the Covenant acquisition.

  WHEAT FIRST BUTCHER SINGER, INC.

     On August 20, 1997, the Corporation entered into an agreement to acquire Wheat First Butcher Singer, Inc. ("WFBS"). WFBS is the parent corporation of Wheat, First Securities, Inc., one of the Underwriters. WFBS is engaged in retail brokerage, investment banking and mutual fund advisory businesses. The acquisition agreement provides for the issuance of 10,267,029 shares of Common Stock (as may be adjusted in certain circumstances) in exchange for the outstanding shares of capital stock of WFBS. The transaction, which is subject to WFBS stockholder approval and regulatory approvals and other conditions of closing will be accounted for as a pooling of interests. Additional information with respect to the proposed acquisition of WFBS is set forth in the Corporation's Current Report on Form 8-K dated August 20, 1997. See "Incorporation of Certain Documents by Reference" and "Underwriters".

                                USE OF PROCEEDS

     The Corporation will not receive any proceeds from the sale of the Shares of Common Stock offered by the Selling Stockholder in the Offering. The net proceeds from the sale of the Shares of the Common Stock offered by the Corporation in the Offering are estimated to be approximately $357.6 million, after deduction of underwriting discounts and commissions. The Corporation will use such proceeds for general corporate purposes, which may include the reduction of indebtedness, investments at the holding company level, investments in, or extensions of credit to, its banking and other subsidiaries and other banks and companies engaged in other financial service activities and possible acquisitions. Pending such use, the net proceeds may be temporarily invested. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries and the availability of other funds.

     Based upon the historical and anticipated future growth of the Corporation and the financial needs of the Corporation and its subsidiaries, the Corporation may engage in additional financings of a character and amount to be determined as the need arises.

                   DIVIDENDS AND PRICE RANGE OF COMMON STOCK

     The Common Stock (including the Shares of Common Stock offered by the Selling Stockholder) is, and the Shares of Common Stock offered by the Corporation in the Offering will be, listed on the NYSE and traded on certain other stock exchanges. The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of the Common Stock on the NYSE Composite Transactions Tape (the "NYSE Composite Tape") and cash dividends paid per share of Common Stock. The prices and dividends have been adjusted, where applicable, to reflect the two-for-one Common Stock split paid on July 31, 1997, to holders of record on July 1, 1997 (the "Stock Split").

                                                                                                           MARKET PRICE
CALENDAR PERIOD                                                                                        HIGH             LOW
1995
  First Quarter.................................................................................   $      22 1/2         20 5/8
  Second Quarter................................................................................          24 7/8         21 3/8
  Third Quarter.................................................................................          25 5/8         22 5/8
  Fourth Quarter................................................................................          29 3/8         24 3/4
1996
  First Quarter.................................................................................          31 3/8         25 3/4
  Second Quarter................................................................................          32 1/4         28 3/4
  Third Quarter.................................................................................          33 7/8         30 1/2
  Fourth Quarter................................................................................          38 1/2         33 1/2
1997
  First Quarter.................................................................................          47 3/4         36 5/8
  Second Quarter................................................................................          47 7/8         39 1/8
  Third Quarter (through September 18, 1997)....................................................   $    50 11/16         45 7/8


CALENDAR PERIOD                                                                                   DIVIDENDS
1995
  First Quarter.................................................................................      .23
  Second Quarter................................................................................      .23
  Third Quarter.................................................................................      .26
  Fourth Quarter................................................................................      .26
1996
  First Quarter.................................................................................      .26
  Second Quarter................................................................................      .26
  Third Quarter.................................................................................      .29
  Fourth Quarter................................................................................      .29
1997
  First Quarter.................................................................................      .29
  Second Quarter................................................................................      .29
  Third Quarter (through September 18, 1997)....................................................      .32(1)

(1) The third quarter dividend was paid on September 15, 1997, to stockholders of record as of the close of business on August 29, 1997.

     On September 18, 1997, the reported last sales price of the Common Stock on the NYSE Composite Tape was $48.375 per share. Prospective purchasers of Shares are urged to obtain current quotations for the market price of the Common Stock.

     The timing and amount of future dividends will depend upon the earnings, cash requirements and financial condition of the Corporation and its subsidiaries, applicable government regulations and other factors. As described under "Certain Regulatory Considerations -- Payment of Dividends", federal law limits the ability of the Corporation's subsidiary national banks to pay dividends to the Corporation.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Corporation and its subsidiaries as of June 30, 1997, and as adjusted to give effect to (i) the Stock Split and (ii) the issuance and sale of the Shares of Common Stock offered by the Corporation in the Offering. The following data should be read in conjunction with the consolidated financial statements and notes thereto of the Corporation and its subsidiaries incorporated herein by reference. See "Incorporation of Certain Documents by Reference". Also shown below are certain consolidated regulatory capital ratios of the Corporation and its subsidiaries at June 30, 1997. For an additional discussion of regulatory capital requirements applicable to the Corporation, see "Certain Regulatory Considerations -- Capital Adequacy".

                                                                                                              JUNE 30, 1997
(DOLLARS IN MILLIONS)                                                                                   HISTORICAL    AS ADJUSTED

LONG-TERM DEBT.......................................................................................    $   7,258          7,258
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN CORPORATION'S JUNIOR SUBORDINATED DEFERRABLE INTEREST
  DEBENTURES.........................................................................................          990            990
STOCKHOLDERS' EQUITY (1)
  Preferred stock....................................................................................
     Preferred stock, no-par value per share, authorized 10,000,000 shares, none issued..............           --             --
     Class A, no-par value per share, authorized 40,000,000 shares, none issued......................           --             --
  Common stock, $3.33 1/3 par value; authorized 750,000,000 shares, outstanding 560,977,408 shares...        1,870          1,895(2)
  Paid-in capital....................................................................................          715          1,056(2)
  Retained earnings..................................................................................        7,355          7,355
  Unrealized gain on debt and equity securities......................................................           40             40
       Total stockholders' equity....................................................................        9,980         10,346
       Total capitalization..........................................................................    $  18,228         18,594

                                                                                                           THE
                                                                                                       CORPORATION    REGULATORY
                                                                                                       HISTORICAL      MINIMUM
CONSOLIDATED REGULATORY CAPITAL RATIOS (as of June 30, 1997)
  Tier 1 capital to risk-adjusted assets (3)........................................................          7.55%         4.00
  Total capital to risk-adjusted assets (4).........................................................         12.64          8.00
  Leverage (5)......................................................................................          6.23%         3.00(6)

(1) See "Description of Common Stock".

(2) Adjusted to reflect the sale of the Common Stock offered by the Corporation in the Offering, at the September 8, 1997, closing sale price on the NYSE Composite Tape ($48.75), without reduction for underwriters' discounts and any other expenses, if any. See "Underwriters".

(3) Tier 1 capital consists of common equity, retained earnings and a limited amount of qualifying perpetual preferred stock less certain intangibles.

(4) Total capital consists of tier 1 capital and subordinated debt, qualifying preferred stock and a limited amount of the loan loss allowance. At least half of a bank holding company's total capital is to be composed of tier 1 capital.

(5) The leverage ratio is defined as the ratio of tier 1 capital divided by adjusted average quarterly assets.

(6) Federal Reserve Board (as hereinafter defined) guidelines provide for a minimum leverage ratio of three percent for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies will be required to maintain a leverage ratio of three percent plus an additional amount of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

                            SELECTED FINANCIAL DATA

     The following sets forth certain unaudited historical consolidated selected financial information for the Corporation. The Corporation's net income applicable to common stockholders amounts as of and for the year ended December 31, 1996, include (i) $181 million, or $.32 per share of Common Stock, in after-tax FFB merger-related restructuring charges, and (ii) $86 million, or $.16 per share of Common Stock, in after-tax charges relating to the recapitalization of the Savings Association Insurance Fund ("SAIF"). See "The Corporation -- History and Business" and "Certain Regulatory Considerations". This information should be read in conjunction with the historical financial statements of the Corporation, including the notes thereto, and the other documents incorporated herein by reference. See "Available Information" and "Incorporation of Certain Documents by Reference". Interim unaudited historical data of the Corporation reflects, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data.

THE CORPORATION (HISTORICAL)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,                  YEARS ENDED DECEMBER 31,
(IN MILLIONS, EXCEPT PER SHARE DATA)                           1997        1996       1996       1995       1994       1993
CONSOLIDATED SUMMARIES OF INCOME
 Interest income..........................................   $  4,977       4,770      9,628      8,687      7,231      6,602
  Interest expense........................................      2,350       2,294      4,632      4,052      2,793      2,482
  Net interest income.....................................      2,627       2,476      4,996      4,635      4,438      4,120
  Provision for loan losses...............................        310         150        375        220        179        370
  Net interest income after provision for loan losses.....      2,317       2,326      4,621      4,415      4,259      3,750
  Securities available for sale transactions..............          9          18         31         44          6         33
  Investment security transactions........................          1           3          4          5          4          7
  Noninterest income......................................      1,498       1,051      2,322      1,848      1,566      1,542
  Merger-related restructuring charges....................         --         281        281         --         --         --
  SAIF special assessment.................................         --          --        133         --         --         --
  Noninterest expense.....................................      2,351       2,063      4,254      4,093      3,747      3,536
  Income before income taxes..............................      1,474       1,054      2,310      2,219      2,088      1,796
  Income taxes............................................        518         372        811        789        712        579
  Net income..............................................        956         682      1,499      1,430      1,376      1,217
  Dividends on preferred stock............................         --           7          9         26         46         46
  Net income applicable to common stockholders before
    redemption premium....................................        956         675      1,490      1,404      1,330      1,171
  Redemption premium on preferred stock...................         --          --         --         --         41         --
  Net income applicable to common stockholders after
    redemption premium....................................   $    956         675      1,490      1,404      1,289      1,171
PER COMMON SHARE DATA (a)
  Net income before redemption premium....................   $   1.70        1.20       2.67       2.52       2.36       2.15
  Net income after redemption premium.....................       1.70        1.20       2.67       2.52       2.29       2.15
  Cash dividends..........................................       0.58        0.52       1.10       0.98       0.86       0.75
  Book value..............................................      17.79       16.23      17.41      15.94      14.10      13.36
CASH DIVIDENDS PAID ON COMMON STOCK.......................        329         291        611        336        298        244
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  Assets..................................................    142,942     139,886    140,127    131,880    113,529    104,550
  Loans, net of unearned income...........................     96,411      91,339     95,858     90,563     77,831     68,263
  Deposits................................................     92,934      91,453     94,815     92,555     87,865     81,885
  Long-term debt..........................................      7,258       7,807      7,660      7,121      4,242      3,675
  Guaranteed preferred beneficial interests...............        990          --        495         --         --         --
  Preferred stockholders' equity..........................         --         163         --        183        230        262
  Common stockholders' equity.............................      9,980       9,153     10,008      8,860      8,044      7,432
  Total stockholders' equity..............................   $  9,980       9,316     10,008      9,043      8,274      7,946
  Preferred shares outstanding (IN THOUSANDS).............         --       2,599         --      3,388      5,213     11,560
  Common shares outstanding (IN THOUSANDS)................    560,977     563,895    574,697    555,692    570,721    556,408
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
  Assets..................................................   $137,390     133,597    134,127    118,142    106,413     99,610
  Loans, net of unearned income...........................     94,959      89,546     90,660     83,265     70,726     62,996
  Deposits................................................     92,837      91,367     91,320     87,274     80,760     76,830
  Long-term debt..........................................      7,482       7,429      7,565      5,707      4,009      3,598
  Guaranteed preferred beneficial interests...............        951          --         47         --         --         --
  Common stockholders' equity (b).........................      9,767       9,049      9,079      8,412      7,870      6,782
  Total stockholders' equity (b)..........................   $  9,767       9,221      9,187      8,623      8,372      7,302
  Common shares outstanding (IN THOUSANDS)................    563,003     562,950    557,624    557,354    563,325    544,876
CONSOLIDATED PERCENTAGES
 Net income applicable to common stockholders before
   redemption premium to average common stockholders'
   equity (b).............................................      19.74%(c)    14.99(c)   16.41     16.69      16.91      17.26
  Net income applicable to common stockholders after
    redemption premium to average common stockholders'
    equity (b)............................................      19.74(c)    14.99(c)   16.41      16.69      16.38      17.26
  Net income to
    Average total stockholders' equity (b)................      19.74(c)    14.88(c)   16.32      16.59      16.44      16.66
    Average assets........................................       1.40(c)     1.03(c)    1.12       1.21       1.29       1.22
  Average stockholders' equity to average assets (d)......       7.06        6.90       6.82       7.23       7.52       7.11
  Allowance for loan losses to
    Net loans.............................................       1.42        1.55       1.42       1.66       2.03       2.38
    Nonaccrual and restructured loans.....................        223         195        204        233        248        151
    Nonperforming assets..................................        194         169        179        182        178        115
  Net charge-offs to average net loans....................       0.64(c)     0.56(c)    0.63       0.41       0.40       0.78
  Nonperforming assets to loans, net and foreclosed
    properties............................................       0.73        0.91       0.80       0.91       1.14       2.06
  Capital ratios (d)
    Tier 1 capital........................................       7.55        7.11       7.33       6.70       7.76       9.14
    Total capital.........................................      12.64       11.94      12.33      11.45      12.94      14.64
    Leverage..............................................       6.23        5.60       6.13       5.49       6.12       6.13
  Net interest margin.....................................       4.36%(c)     4.18(c)    4.21      4.46       4.75       4.82


(IN MILLIONS, EXCEPT PER SHARE DATA)                         1992
CONSOLIDATED SUMMARIES OF INCOME
 Interest income..........................................    6,609
  Interest expense........................................    2,942
  Net interest income.....................................    3,667
  Provision for loan losses...............................      643
  Net interest income after provision for loan losses.....    3,024
  Securities available for sale transactions..............       39
  Investment security transactions........................       (3)
  Noninterest income......................................    1,360
  Merger-related restructuring charges....................       --
  SAIF special assessment.................................       --
  Noninterest expense.....................................    3,443
  Income before income taxes..............................      977
  Income taxes............................................      278
  Net income..............................................      699
  Dividends on preferred stock............................       53
  Net income applicable to common stockholders before
    redemption premium....................................      646
  Redemption premium on preferred stock...................       --
  Net income applicable to common stockholders after
    redemption premium....................................      646
PER COMMON SHARE DATA (a)
  Net income before redemption premium....................     1.26
  Net income after redemption premium.....................     1.26
  Cash dividends..........................................     0.64
  Book value..............................................    11.68
CASH DIVIDENDS PAID ON COMMON STOCK.......................      168
CONSOLIDATED PERIOD-END BALANCE SHEET ITEMS
  Assets..................................................   95,308
  Loans, net of unearned income...........................   60,301
  Deposits................................................   76,156
  Long-term debt..........................................    3,733
  Guaranteed preferred beneficial interests...............       --
  Preferred stockholders' equity..........................      277
  Common stockholders' equity.............................    6,187
  Total stockholders' equity..............................    6,717
  Preferred shares outstanding (IN THOUSANDS).............   12,158
  Common shares outstanding (IN THOUSANDS)................  529,790
CONSOLIDATED AVERAGE BALANCE SHEET ITEMS
  Assets..................................................   90,621
  Loans, net of unearned income...........................   58,700
  Deposits................................................   71,947
  Long-term debt..........................................    3,528
  Guaranteed preferred beneficial interests...............       --
  Common stockholders' equity (b).........................    5,724
  Total stockholders' equity (b)..........................    6,280
  Common shares outstanding (IN THOUSANDS)................  510,768
CONSOLIDATED PERCENTAGES
 Net income applicable to common stockholders before
   redemption premium to average common stockholders'
   equity (b).............................................    11.28
  Net income applicable to common stockholders after
    redemption premium to average common stockholders'
    equity (b)............................................    11.28
  Net income to
    Average total stockholders' equity (b)................    11.13
    Average assets........................................     0.77
  Average stockholders' equity to average assets (d)......     6.89
  Allowance for loan losses to
    Net loans.............................................     2.57
    Nonaccrual and restructured loans.....................      105
    Nonperforming assets..................................       76
  Net charge-offs to average net loans....................     1.03
  Nonperforming assets to loans, net and foreclosed
    properties............................................     3.36
  Capital ratios (d)
    Tier 1 capital........................................     9.22
    Total capital.........................................    14.31
    Leverage..............................................     6.55
  Net interest margin.....................................     4.73

 (a) Per common share data has been restated to reflect the Stock Split.

(b) Average common stockholders' equity and total stockholders' equity exclude net unrealized gains and (losses) on debt and equity securities in 1994 through 1997.

 (c) Annualized.

(d) The average stockholders' equity to average assets ratios and all capital ratios for 1992-1994 are not restated for pooling of interests acquisitions. Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of four percent and total capital to risk-weighted assets of eight percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from three to five percent.

                       CERTAIN REGULATORY CONSIDERATIONS

     AS A BANK HOLDING COMPANY, THE CORPORATION IS SUBJECT TO REGULATION UNDER THE BHCA AND TO ITS EXAMINATION AND REPORTING REQUIREMENTS. THE FOLLOWING DISCUSSION SETS FORTH CERTAIN OF THE MATERIAL ELEMENTS OF THE REGULATORY FRAMEWORK APPLICABLE TO BANK HOLDING COMPANIES AND THEIR SUBSIDIARIES AND PROVIDES CERTAIN SPECIFIC INFORMATION RELEVANT TO THE CORPORATION. THIS REGULATORY FRAMEWORK IS INTENDED PRIMARILY FOR THE PROTECTION OF DEPOSITORS AND THE FEDERAL DEPOSIT INSURANCE FUNDS AND NOT FOR THE PROTECTION OF SECURITY HOLDERS. TO THE EXTENT THAT THE FOLLOWING INFORMATION DESCRIBES STATUTORY AND REGULATORY PROVISIONS, IT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PARTICULAR STATUTORY AND REGULATORY PROVISIONS. A CHANGE IN APPLICABLE STATUTES, REGULATIONS OR REGULATORY POLICY MAY HAVE A MATERIAL EFFECT ON THE BUSINESS OF THE CORPORATION.

GENERAL

     As a bank holding company, the Corporation is subject to regulation under the BHCA and to its examination and reporting requirements. Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of, or a waiver of the requirement for such approval by, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.

     The earnings of the Corporation are affected by the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the Comptroller of the Currency (the "OCC") and the FDIC. In addition, there are numerous governmental requirements and regulations which affect the activities of the Corporation.

PAYMENT OF DIVIDENDS

     The Corporation is a legal entity separate and distinct from its banking and other subsidiaries. A major portion of the Corporation's revenues result from amounts paid as dividends to the Corporation by its national bank subsidiaries. The prior approval of the OCC is required for the payment of any dividend by a national bank if the total of all dividends declared by the board of directors of such bank in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Federal law also prohibits any national bank from paying dividends which would be greater than such bank's undivided profits after deducting statutory bad debt in excess of such bank's allowance for loan losses.

     In addition to its national bank subsidiaries, the Corporation has one state-chartered bank subsidiary which is subject to dividend limitations under applicable state laws.

     Under the foregoing dividend restrictions and certain restrictions applicable to certain of the Corporation's nonbanking subsidiaries, as of June 30, 1997, the Corporation's subsidiaries, without obtaining affirmative governmental approvals, could pay aggregate dividends of $717 million to the Corporation. In the first six months of 1997, the Corporation's subsidiaries paid $603 million in cash dividends to the Corporation. In addition, a corporate reorganization of the Corporation's subsidiary banks in Georgia and Florida into FUNB-NC on June 5, 1997, resulted in a reduction of capital in the amount of $400 million, which was paid to the Corporation.

     In addition, the Corporation and its bank subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine, under certain circumstances relating to the financial condition of a national bank or bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC (the appropriate agency with respect to the Corporation's national bank subsidiaries) and the FDIC (the appropriate agency with respect to the Corporation's state-chartered bank subsidiary) have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC, the FDIC and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings.

BORROWINGS

     There are also various legal restrictions on the extent to which each of the Corporation and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to any one of the

Corporation or such nonbank subsidiaries, to ten percent of the lending bank's capital stock and surplus, and as to the Corporation and all such nonbank subsidiaries in the aggregate, to 20 percent of such lending bank's capital stock and surplus.

     The Federal Deposit Insurance Act, as amended (the "FDIA") imposes liability on an institution the deposits of which are insured by the FDIC, such as the Corporation's subsidiary banks, for certain potential losses of the FDIC incurred in connection with other FDIC-insured institutions under common control with such institution.

     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata and, to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to sell the stock of such stockholder to make good the deficiency.

     Under Federal Reserve Board policy, the Corporation is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each of such subsidiaries. This support may be required at times when, absent such Federal Reserve Board policy, the Corporation may not find itself willing or able to provide it.

     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

CAPITAL ADEQUACY

     The Federal Reserve Board, the FDIC and the OCC have adopted substantially similar risk-based and leverage capital guidelines for United States banking organizations. Under these risked-based capital standards, the minimum consolidated ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is eight percent. At least half of the total capital is to be composed of common stockholder's equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles ("tier 1 capital" and, together with tier 2 capital, "total capital"). The remainder of total capital may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance ("tier 2 capital"). At June 30, 1997, the Corporation's tier 1 and total capital ratios were 7.55 percent and 12.64 percent, respectively. See "Capitalization".

     In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of tier 1 capital to adjusted average quarterly assets less certain amounts ("leverage ratio") equal to three percent for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of from at least four to five percent. The Corporation's leverage ratio at June 30, 1997, was 6.23 percent. See "Capitalization". The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve Board has not advised the Corporation of any specific minimum leverage ratio or tangible tier 1 leverage ratio applicable to it.

     Each of the Corporation's subsidiary banks is subject to similar capital requirements adopted by the OCC or the FDIC. Each of the Corporation's subsidiary banks had a leverage ratio in excess of 5.47 percent as of June 30, 1997. The federal banking agencies have not advised any of the subsidiary banks of any specific minimum leverage ratio applicable to it.

PROMPT CORRECTIVE ACTION

     The FDIA, among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA establishes five capital tiers:
"well capitalized"; "adequately capitalized"; "undercapitalized"; "significantly undercapitalized"; and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

     The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the total capital ratio, tier 1 capital ratio and the leverage ratio. Under the regulations, a FDIC-insured bank will be (i) "well capitalized" if it has a total capital ratio of ten percent or greater, a tier 1 capital ratio of six percent or greater and a leverage ratio of five percent or greater and is not subject to any order or written directive by the OCC to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total capital ratio of eight percent or greater, a tier 1 capital ratio of four percent or greater and a leverage ratio of four percent or greater (three percent in certain circumstances) and is not "well capitalized"; (iii) "undercapitalized" if it has a total capital ratio of less than eight percent, a tier 1 capital ratio of less than four percent or a leverage ratio of less than four percent (three percent in certain circumstances); (iv) "significantly undercapitalized" if it has a total capital ratio of less than six percent, a tier 1 capital ratio of less than three percent or a leverage ratio of less than three percent; and (v) "critically undercapitalized" if its tangible equity is equal to or less than two percent of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of June 30, 1997, all of the Corporation's deposit-taking subsidiary banks had capital levels that qualify them as being "well capitalized" under such regulations.

     The FDIA generally prohibits a FDIC-insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized". "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to five percent of the depository institution's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized".

     "Significantly undercapitalized" insured depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized", requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations relating to so-called "brokered" deposits.

DEPOSITOR PREFERENCE STATUTE

     Under federal law, deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

INTERSTATE BANKING AND BRANCHING LEGISLATION

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") authorized interstate acquisitions of banks and bank holding companies without geographic limitation beginning one year after enactment. In addition, it authorized, beginning June 1, 1997, a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching between the date of enactment of the IBBEA and May 31, 1997. In addition, a bank may establish and operate a DE NOVO branch in a state in which the bank does not maintain a branch if that state expressly permits DE NOVO interstate branching. It was pursuant to authority from IBBEA that FUNB-NC completed reorganizations in June 1997 (which merged the Corporation's subsidiary banks in Georgia and Florida into FUNB-NC) and July 1997 (which merged the Corporation's subsidiary banks in South Carolina, Tennessee, Virginia, Maryland, Connecticut and Washington, D.C. into FUNB-NC). In addition, First Union National Bank, based in Avondale, Pennsylvania, which conducts banking operations in New York, New Jersey and Pennsylvania, is to be merged with FUNB-NC in February 1998, pending regulatory approval.

FDIC INSURANCE ASSESSMENTS; DIFA

     Effective January 1, 1996, the FDIC reduced the insurance premiums it currently charges on bank deposits insured by the Bank Insurance Fund ("BIF") to the statutory minimum of $2,000 for "well capitalized" banks. The Deposit Insurance Funds Act of 1996, which was enacted on September 30, 1996 ("DIFA"), reduced the amount of semi-annual FDIC insurance premiums for savings association deposits acquired by banks and insured by SAIF to the same levels assessed for deposits insured by BIF. DIFA also provided for a special one-time assessment imposed on deposits insured by SAIF, including such deposits held by banks, to bring the SAIF up to statutorily required levels. The Corporation accrued for the one-time assessment in the third quarter of 1996 in the amount of $86 million after tax in connection with the SAIF recapitalization.

     DIFA further provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF, and continues the assessments currently imposed on depository institutions with respect to SAIF-insured deposits, to pay for the cost of Financing Corporation funding.

                          DESCRIPTION OF COMMON STOCK

     The following summary of certain provisions of the Corporation's Articles of Incorporation, as amended (the "Articles"), the Corporation's Bylaws (the "Bylaws") and the Rights Agreement (as defined below) does not purport to be complete and is qualified in its entirety by reference to such instruments, each of which is an exhibit to the Registration Statement of which this Prospectus is a part.

AUTHORIZED CAPITAL

     The authorized capital stock of the Corporation consists of 750,000,000 shares of Common Stock, 10,000,000 shares of Preferred Stock and 40,000,000 shares of Class A Preferred Stock. Each outstanding share of Common Stock currently has attached to it one right (a "Right") issued pursuant to an Amended and Restated Shareholder Protection Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one one-hundredth of a share of a junior participating series of Class A Preferred Stock, as described under " -- Rights Plan" below.

     As of August 31, 1997, there were 560,469,397 shares of Common Stock, no shares of Preferred Stock and no shares of Class A Preferred Stock issued and outstanding. The number of shares of Common Stock outstanding on August 31, 1997, reflects the payment on July 31, 1997, of the Stock Split.

GENERAL

     Subject to the prior rights of the holders of any Preferred Stock and Class A Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation or dissolution, to receive the net assets of the Corporation remaining after payment of all liabilities and after payment to holders of all shares of Preferred Stock and Class A Preferred Stock of the full preferential amounts to which such holders are respectively entitled, in proportion to their respective holdings.

     See "Certain Regulatory Considerations -- Payment of Dividends" for information relating to certain regulatory restrictions on the payment of dividends by banks, including the Corporation's subsidiary banks.

     Pursuant to an indenture dated as of November 27, 1996, between the Corporation and Wilmington Trust Company, as trustee, under which certain of the Corporation's outstanding junior subordinated debt securities have been issued, the Corporation has covenanted that it generally will not declare or pay any dividends or distributions on, or redeem, repurchase, acquire or make a liquidation payment with respect to, any of the Corporation's capital stock, including the Common Stock, Preferred Stock and Class A Preferred Stock, if, at such time, certain defaults have occurred under such indenture or a related guarantee of the Corporation or the Corporation shall have exercised its right under such indenture to defer interest payments on the securities issued thereunder.

     Subject to the rights of the holders of any Preferred Stock and Class A Preferred Stock then outstanding, all voting rights are vested in the holders of the shares of Common Stock, each share being entitled to one vote on all matters requiring stockholder action and in the election of directors. Holders of Common Stock have no preemptive, subscription or conversion rights. All of the outstanding shares of Common Stock are, and any issued and sold hereunder will be, fully paid and nonassessable.

     FUNB-NC is the Transfer Agent, Registrar and Dividend Disbursement Agent for the Common Stock.

RIGHTS PLAN

     Each outstanding share of Common Stock currently has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one one-hundredth of a share of a junior participating series of Class A Preferred Stock designed to have economic and voting terms similar to those of one share of Common Stock, for $105, subject to adjustment (the "Rights Exercise Price"), but only after the earlier to occur of: (i) the tenth business day

(subject to extension) after any person (an "Acquiring Person") (x) commences a tender or exchange offer, which, if consummated, would result in a person becoming the beneficial owner of 15 percent or more of the outstanding shares of Common Stock, or (y) is determined by the Federal Reserve Board to "control" the Corporation within the meaning of the BHCA (see " -- Other Provisions" below), subject to certain exceptions; and (ii) the tenth business day after the first date (the "Flip-in Date") of a public announcement by the Corporation that a person has become an Acquiring Person (in either case, the "Separation Time"). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time occurs.

     The Rights Agreement provides that a person will not become an Acquiring Person under the BHCA control test described above if either (i) the Federal Reserve Board's control determination would not have been made but for such person's failure to make certain customary passivity commitments, or such person's violation of such commitments made, to the Federal Reserve Board, so long as the Federal Reserve Board determines that such person no longer controls the Corporation within 30 days (or 60 days in certain circumstances), or (ii) the Federal Reserve Board's control determination was not based on such a failure or violation and such person (x) obtains a noncontrol determination within three years, and (y) is using its best efforts to allow the Corporation to make any acquisition or engage in any legally permissible activity notwithstanding such person's being deemed to control the Corporation for purposes of the BHCA.

     The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earliest of: (i) the Exchange Time (as defined below); (ii) the close of business on December 28, 2000; and
(iii) the date on which the Rights are redeemed or terminated as described below (in any such case, the "Expiration Time"). The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

     In the event that prior to the Expiration Time a Flip-in Date occurs, the Corporation will take such action as shall be necessary to ensure and provide that each Right (other than Rights beneficially owned by an Acquiring Person or any affiliate, associate or transferee thereof, which Rights shall become void) shall constitute the right to purchase, from the Corporation, shares of Common Stock having an aggregate market price equal to twice the Rights Exercise Price for an amount in cash equal to the then current Rights Exercise Price. In addition, the Board of Directors of the Corporation may, at its option, at any time after a Flip-in Date, elect to exchange all of the then outstanding Rights for shares of Common Stock, at an exchange ratio of two shares of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Separation Time (the "Rights Exchange Rate"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate, and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Rights Exchange Rate. If the Corporation becomes obligated to issue shares of Common Stock upon exercise of or in exchange for Rights, the Corporation, at its option, may substitute therefor shares of junior participating Class A Preferred Stock upon exercise of each Right at a rate of two one-hundredths of a share of junior participating Class A Preferred Stock upon the exchange of each Right.

     The Rights may be canceled and terminated without any payment to holders thereof at any time prior to the date that they become exercisable, and are redeemable by the Corporation at $0.01 per Right, subject to adjustment upon the occurrence of certain events, at any date between the date on which they become exercisable and the Flip-in Date. The Rights have no voting rights, and they are not entitled to dividends.

     The Rights will not prevent a takeover of the Corporation. The Rights, however, may cause substantial dilution to a person or group that acquires 15 percent or more of Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of the Corporation. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Corporation and its stockholders because the Rights can be redeemed or terminated, as hereinabove described, before the consummation of such transaction.

     The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, and the foregoing description is qualified in its entirety by reference thereto. A copy of the Rights Agreement can be obtained upon written request to the Rights Agent, First Union National Bank, 1525 West W.T. Harris Blvd., Charlotte, North Carolina 28288-1153.

OTHER PROVISIONS

     In addition to the Rights Plan, the Articles and Bylaws of the Corporation contain a number of provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of the Corporation, including provisions in the Articles: (i) classifying the Board of Directors into three classes with each class to serve for three years, with one class being elected annually; (ii) authorizing the Board of Directors to fix the size of the Board of Directors between nine and 30 directors; (iii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings, except that vacancies resulting from a removal of a director by a stockholder vote may only be filled by a stockholder vote; (iv) providing that directors may be removed only for cause and only by affirmative vote of the majority of shares entitled to be voted in the election of directors, voting as a single class; (v) authorizing only the Board of Directors, the Chairman of the Board or the President to call a special meeting of stockholders (except for special meetings called under specified circumstances for holders of classes or series of stock ranking superior to the Common Stock); and (vi) requiring an 80 percent vote of stockholders entitled to vote in the election of directors, voting as a single class, to alter any of the foregoing provisions.

     The Bylaws include provisions setting forth specific conditions under which: (i) business may be transacted at an annual meeting of stockholders; and
(ii) persons may be nominated for election as directors of the Corporation at an annual meeting of stockholders.

     The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition, and within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to Federal Reserve Board approval under the BHCA. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than ten percent of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Corporation, would, under the circumstances set forth in the presumption, constitute the acquisition of control.

     In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25 percent (five percent in the case of an acquiror that is a bank holding company) or more of the outstanding shares of Common Stock, or otherwise obtaining "control" over the Corporation. Under the BHCA, "control" generally means (i) the ownership or control of 25 percent or more of any class of voting securities of the bank holding company, (ii) the ability to elect a majority of the bank holding company's directors, or (iii) the ability otherwise to exercise a controlling influence over the management and policies of the bank holding company.

     Two North Carolina "anti-takeover" statutes adopted in 1987, The North Carolina Shareholder Protection Act and The North Carolina Control Share Acquisition Act, allowed North Carolina corporations to elect to either be covered or not be covered by such statutes. The Corporation elected not to be covered by such statutes.

     In addition to the foregoing, in certain instances the issuance of authorized but unissued shares of Common Stock, Preferred Stock or Class A Preferred Stock may have an anti-takeover effect.

     The existence of the foregoing provisions could result in (i) the Corporation being less attractive to a potential acquiror, and (ii) the Corporation's stockholders receiving less for their shares of Common Stock than otherwise might be available in the event of a take-over attempt.

                              SELLING STOCKHOLDER

     The following table sets forth certain information as of the date of this Prospectus with respect to the Selling Stockholder's holdings of Common Stock.

                                                                    SHARES OF
                                                                     COMMON
                                                                   STOCK OWNED
                                                                    PRIOR TO                         SHARES TO BE
                                                                       THE                            OWNED AFTER
                        NAME AND ADDRESS                            OFFERING                         THE OFFERING
                   OF SELLING STOCKHOLDER (1)                          (2)        PERCENTAGE (3)          (2)
FFB Participacoes e Servicos, Sociedade
Unipessoal, S.A.
  Avenida Arriaga n.30
  Funchal Madeira
  Portugal                                                         44,718,844          7.98%                 --


                        NAME AND ADDRESS
                   OF SELLING STOCKHOLDER (1)                       PERCENTAGE
FFB Participacoes e Servicos, Sociedade
Unipessoal, S.A.
  Avenida Arriaga n.30
  Funchal Madeira
  Portugal                                                               -- %

(1) The Selling Stockholder is a wholly-owned subsidiary of Banco Santander, S.A. ("Banco Santander"), a bank holding company organized under the laws of Spain.

(2) Excludes shares of Common Stock owned by Mr. Juan R. Inciarte, an Executive Vice President and member of the Board of Directors of Banco Santander and a director of the Corporation. Also, excludes shares of Common Stock owned by B.F. Dolan, a director of Banco Santander and the Corporation.

(3) Based on shares of Common Stock outstanding on August 31, 1997.

     The Selling Stockholder is the beneficial owner as of the date of this Prospectus of 44,718,844 shares of Common Stock. Such shares were acquired by the Selling Stockholder in exchange for shares of common stock of FFB, in connection with the Corporation's acquisition of FFB on January 1, 1996. Mr. Juan R. Inciarte, an Executive Vice President and member of the Board of Directors of Banco Santander, is a member of the Board of Directors of the Corporation. His current term as a director of the Corporation expires in 1999. Mr. B.F. Dolan, a member of the Board of Directors of the Corporation, is a member of the Board of Directors of Banco Santander. His current term as a director of Banco Santander expires in 1998.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Santander Investment Securities Inc., UBS Securities LLC and Wheat, First Securities, Inc., are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Goldman Sachs International, Banco Santander de Negocios, S.A., UBS Limited and Wheat, First Securities, Inc., are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholder and the Corporation have agreed to sell to them, severally, the respective number of Shares of Common Stock set forth opposite the names of such Underwriters below:

                                                                                                                    NUMBER OF
                                                      NAME                                                           SHARES
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.............................................................................     6,035,015
  Goldman, Sachs & Co...........................................................................................     6,035,015
  Santander Investment Securities Inc...........................................................................     6,035,015
  UBS Securities LLC............................................................................................     6,035,015
  Wheat, First Securities, Inc..................................................................................     6,035,015
  Bear, Stearns & Co. Inc.......................................................................................       800,000
  Sanford C. Bernstein & Co., Inc...............................................................................       800,000
  BT Alex. Brown Incorporated...................................................................................       800,000
  Credit Suisse First Boston Corporation........................................................................       800,000
  A.G. Edwards & Sons, Inc......................................................................................       800,000
  Friedman, Billings, Ramsey & Co., Inc.........................................................................       400,000
  Interstate/Johnson Lane Corporation...........................................................................       400,000
  Edward D. Jones & Co., L.P....................................................................................       400,000
  Legg Mason Wood Walker, Incorporated..........................................................................       400,000
  Lehman Brothers Inc...........................................................................................       800,000
  Merrill Lynch, Pierce, Fenner & Smith Incorporated............................................................       800,000
  Montgomery Securities.........................................................................................       800,000
  J.P. Morgan Securities Inc....................................................................................       800,000
  Raymond James & Associates, Inc...............................................................................       400,000
  The Robinson-Humphrey Company, Inc............................................................................       400,000
  SBC Warburg Dillon Read Inc...................................................................................       800,000
  Scott & Stringfellow, Inc.....................................................................................       400,000
  Smith Barney Inc..............................................................................................       800,000
  Subtotal......................................................................................................    41,775,075
International Underwriters:
  Morgan Stanley & Co. International Limited....................................................................     1,878,769
  Goldman Sachs International...................................................................................     1,878,750
  Banco Santander de Negocios, S.A. ............................................................................     1,878,750
  UBS Limited...................................................................................................     1,878,750
  Wheat, First Securities, Inc. ................................................................................     1,878,750
  Barclays de Zoete Wedd Limited................................................................................       150,000
  Commerzbank Aktiengesellschaft................................................................................       150,000
  Credit Commercial de France...................................................................................       150,000
  Istituto Bancario San Paolo di Torino S.p.A...................................................................       150,000
  Merrill Lynch International...................................................................................       150,000
  RBC Dominion Securities Inc...................................................................................       150,000
  Societe Generale..............................................................................................       150,000
  Subtotal......................................................................................................    10,443,769
     Total......................................................................................................    52,218,844

     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives", respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Shares of Common Stock offered hereby if any such Shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares for the account of anyone other than a United States or Canadian Person (as defined herein), and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter, and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares".

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.45 a Share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a Share to other Underwriters or to certain dealers. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Corporation has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell , contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (a) the sale of Shares to the Underwriters, (b) the issuance by the Corporation of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing, (c) private placements of shares of Common Stock by the Corporation, (d) the issuance or grant of shares of Common Stock or options or rights to purchase shares of Common Stock pursuant to benefit and compensation plans, (e) transactions in shares of Common Stock in connection with the Corporation's Dividend Reinvestment and Stock Purchase Plan, (f) the issuance or sale of shares of Common Stock pursuant to acquisition agreements entered into prior to the date of this Prospectus, (g) agreements or arrangements in connection with acquisition transactions involving the issuance or sale of shares of Common Stock or relating to options, rights, warrants or any securities convertible into or exercisable or exchangeable for Common Stock, where the acquisition transactions are consummated more than 90 days after the date of this Prospectus, and (h) transactions under the Rights Agreement.

     In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     WFBS, the parent corporation of Wheat, First Securities, Inc., and the Corporation have entered into an Agreement and Plan of Merger dated August 20, 1997, pursuant to which the Corporation will acquire WFBS upon the satisfaction of certain conditions. See "The Corporation -- Recent Developments". The participation of Wheat, First Securities, Inc., which is deemed to be an "affiliate" or "subsidiary" of the Corporation pursuant to certain rules of the National Association of Securities Dealers, Inc. (the "NASD"), and the participation of Santander Investment Securities Inc., which may be deemed to be an "affiliate" of the Corporation pursuant to such NASD rules, in the offer and sale of the Shares will comply with the requirements of Rule 2720 of the NASD regarding underwriting securities of an "affiliate". No NASD member participating in the offers and sales will execute a transaction in the Shares in a discretionary account without the prior written specific approval of the member's customer.

     The Underwriters and certain of their affiliates and associates are customers of, including borrowers from, engage in transactions with, and/or perform services for, the Corporation and its subsidiaries in the ordinary course of business. Also, in the ordinary course of their respective businesses, affiliates of Santander Investment Securities Inc. and UBS Securities LLC engage, and may in the future engage, in commercial banking and investment banking transactions with the Corporation and its subsidiaries. The Underwriters have performed investment banking services for the Corporation in the last two years and have received fees in connection therewith.

     The Corporation, the Selling Stockholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Underwriters have agreed to pay the expenses of the Corporation and the Selling Stockholder in connection with the offering of the Shares.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to United States federal income tax on a net income basis in respect of income or gain from Common Stock (a "non-U.S. holder"). This discussion does not consider the specific facts and circumstances that may be relevant to particular holders and does not address the treatment of non-U.S. holders of Common Stock under the laws of any state, local or foreign taxing jurisdiction. Further, the discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change on a possibly retroactive basis. Each prospective holder is urged to consult a tax advisor with respect to the United States federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

DIVIDENDS

     Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of United States federal income tax at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States (and are attributable to a United States permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to United States income tax on a net income basis in respect of such dividends). Such "effectively connected" dividends are subject to tax at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations (the "Proposed Regulations"), however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

     A non-U.S. holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Common Stock except in the following circumstances: (i) the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and is attributable to a permanent establishment maintained

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in the United States by such non-U.S. holder if an applicable income tax treaty so requires as a condition for such non-U.S. holder to be subject to United States taxation on a net income basis in respect of gain from the sale or other disposition of the Common Stock); (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or (iii) the Corporation is or has been a "United States real property holding corporation" for federal income tax purposes and the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition, more than 5 percent of the Common Stock (and is not eligible for any treaty exemption). Effectively connected gains realized by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty. The Corporation has not been, is not, and does not anticipate becoming a "United States real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

     Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under current law, United States information reporting requirements (other than reporting of dividend payments for purposes of the withholding tax noted above) and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30 percent withholding discussed above or that are not so subject because an applicable tax treaty reduces such withholding. Otherwise, backup withholding of United States federal income tax at a rate of 31 percent may apply to dividends paid with respect to Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's United States taxpayer identification number). Generally, unless the payor of dividends has definite knowledge that the payee is a United States person, the payor may treat dividend payments to a payee with a foreign address as exempt from information reporting and backup withholding. However, under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Proposed Regulations.

     In general, United States information reporting and backup withholding requirements also will not apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a non-United States broker. However, United States information reporting (but not backup withholding) requirements will apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a broker that is a United States person, that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-United States person or the holder or beneficial owner otherwise establishes an exemption. Payment of the proceeds of the sale of Common Stock to or through a United States office of a broker is currently subject to both United States backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

     A non-United States holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

                       VALIDITY OF SHARES OF COMMON STOCK

     The validity of the Shares in the Offering will be passed upon for the Corporation by Marion A. Cowell, Jr., Esq., Executive Vice President, Secretary and General Counsel of the Corporation, and, as to the Shares being offered by the Corporation, for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York. Sullivan & Cromwell will rely upon the opinion of Mr. Cowell as to matters of North Carolina law, and Mr. Cowell will rely upon the opinion of Sullivan & Cromwell as to matters of New York law. Mr. Cowell owns shares of Common Stock and holds options to purchase additional shares of Common Stock. Sullivan & Cromwell regularly performs legal services for the Corporation and its subsidiaries. Certain members of Sullivan & Cromwell performing these legal services own shares of Common Stock.

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                                    EXPERTS

     The consolidated balance sheets of the Corporation as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, included in the Corporation's 1996 Annual Report to Stockholders which is incorporated by reference in the Corporation's 1996 Annual Report on Form 10-K and incorporated by reference herein, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                         (FIRST UNION LOGO APPEARS HERE)